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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

ABN AMRO HOLDING N.V.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

The Netherlands
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN Chase Bank
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

ABN AMRO North America, Inc.
Attn: Willie Miller, Esq.
135 South LaSalle Street, Suite 925
Chicago, IL 60674-9135
(312) 904-2018
(Address, including zip code, and telephone number of agent for service)

With copies to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

It is proposed that this filing become effective under Rule 466

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of ABN AMRO HOLDING N.V.	100,000,000	$0.05	$5,000,000	$633.50

(1)
Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

        The Prospectus consists of the form of American Depositary Receipt ("ADR") filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

	Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.
2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph
Terms of Deposit
	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (12)
	(iii)	The collection and distribution of dividends (7);	Face, paragraphs (4), (5) and Reverse, paragraph (10)
	(iv)	The transmission of notices, reports and Reverse, paragraph (12) proxy soliciting material	Face, paragraphs (3) and (8);
	(v)	The sale or exercise of rights	Face, paragraphs (4) and (5); Reverse, paragraph (10)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans and (13) of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (10) and
	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)
	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (14)
3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
2(b) Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission	Face, paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a)(1) Amended and Restated Deposit Agreement dated as of May 1997 among ABN AMRO Holding N.V., JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement").

        (a)(2) Form of ADR.

        (b)   Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby.—None.

        (c)   Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—None.

        (d)   Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

        (e)   Certification under Rule 466.

Item 4. UNDERTAKINGS

        (a)   The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

        (b)   If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 12, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, as Depositary
By:	/s/ JOSEPH M. LEINHAUSER Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, ABN AMRO Holding N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam on 22 June 2004.

ABN AMRO Holding N.V.
By:	/s/ R.P. BRUENS Name: R. P. Bruens Title: Head of Investor Relations

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints T. de Swaan as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ R. W. J. GROENINK R. W. J. Groenink	Chairman of the Managing Board (principal executive officer)	June 22, 2004
/s/ T. DE SWAAN T. de Swaan	Chief Financial Officer (principal financial and accounting officer)	June 22, 2004
/s/ C. H. A. COLLEE C. H. A. Collee	Member of the Managing Board	June 22, 2004
/s/ W. G. JISKOOT W. G. Jiskoot	Member of the Managing Board	June 22, 2004
/s/ J. CH. L. KUIPER J. CH. L. Kuiper	Member of the Managing Board	June 22, 2004
/s/ H.Y. SCOTT-BARRETT H.Y. Scott-Barrett	Director	June [•], 2004

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

        Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of ABN AMRO Holding N.V. has signed this Registration Statement or amendment thereto in Chicago, Illinois on June 22, 2004.

By:	/s/ WILLIE J. MILLER, JR. Name: Willie J. Miller, Jr. Title: EVP and Chief Legal Officer

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)	Form of Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
INDEX TO EXHIBITS